FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-           Lund Gold Ltd. BC FORM 53-901F, Material Change Report,

-           Lund Gold Ltd. News Release Dated February 16, 2006,

-           Lund Gold Ltd. Interim Consolidated Financial Statements For the Period Ended December 31, 2005.

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X             Form 40-F __________

              Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                  LUND GOLD LTD.

                                                                        (Registrant)

Date: March 6, 2006                                       By: “James G. Stewart”

                                                                              James G. Stewart

                                                                        Its: Secretary

                                                                                     (Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower 1055 West Hastings Street Vancouver, B.C. Canada V6E 2E9	Phone: (604) 331-8772 Fax: (604) 331-8773

March 6, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:      Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:      James G. Stewart

Secretary

Enclosures

cc:        Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:             This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:             If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.             Reporting Issuer

Lund Gold Ltd.

                        Suite 2000, 1055 West Hastings Street

                        Vancouver, B.C.

                        V6E 2E9

Item 2.             Date of Material Change

February 16, 2006

Item 3.             Press Release

February 16, 2006, Vancouver, B.C.

Item 4.             Summary of Material Change

See attached news release.

Item 5.             Full Description of Material Change

See attached news release.

Item 6.             Reliance on Section 85(2) of the Act

Not applicable

Item 7.             Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.             Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.             Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 2nd day of March, 2006.

                                                                        LUND GOLD LTD.

                                                                        By:       Signed “J.G. Stewart”

                                                                                    Secretary

                                                                                    (Official Capacity)

                                                                                    J.G. Stewart

                                                                                    (Please print here name of individual

                                                                                     whose signature appears above.)

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773  E-mail: info@lundgold.com

February 16, 2006	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

LUND ARRANGES NON-BROKERED PRIVATE PLACEMENT TO FUND BRAZILIAN EXPLORATION WORK

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of 7,500,000 units of Lund at price of $0.15 per unit to generate proceeds of $1,125,000 that will be used primarily to fund the initial phase of work on its Carneirinho Property in Tapajós region of north central Brazil.  Each unit will consist of one share of Lund and one half of a non-transferable share purchase warrant, each whole entitling the purchase of an additional share of Lund at a price of $0.25 per share for a period of two years following the date of closing.

The Tapajós region is generally regarded as the premier epithermal gold district in Brazil and the Carneirinho Property lies approximately 30 kilometres northwest of the Tocantinzinho Property currently being explored by Brazauro Resources Corp.  Lund and its partner, Oromin Explorations Ltd. (“Oromin”) hold an option to jointly acquire a 100% interest in the Carneirinho Property.

Lund and Oromin plan to initiate exploration activities as soon as crews can be mobilized to Carneirinho after completion of this private placement.  The preliminary evaluation will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling will form the second phase program.

Lund is aggressively seeking out new properties that will be complimentary to Carneirinho in order to build shareholder value for Lund.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended December 31, 2005

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended December 31, 2005.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	December 31, 2005	June 30, 2005
ASSETS
Current
Cash and cash equivalents	$ 67,179	$ 245,509
Receivables	4,667	3,779
Prepaid expenses and deposits	3,857	7,981
	75,703	257,269
Restricted cash (Note 11)	16,338	16,338
Resource properties (Note 4)	58,133	1,813,649
Equipment	11,005	12,532

	$ 161,179	$ 2,099,788
LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 35,424	$ 32,403
Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
17,291,118 (June 30, 2005 – 17,138,618) common shares	10,304,575	10,289,325
Contributed surplus (Note 5)	626,487	551,139
Deficit	(10,805,307)	(8,773,079)
	125,755	2,067,385
	$ 161,179	$ 2,099,788

Nature of operations and going concern (Note 1)

Contingency (Note 11)

Approved by the Board

“Chet Idziszek”        Director                                                    “James G. Stewart”      Director

LUND GOLD LTD.

 (An exploration stage company)

Consolidated Statements of Loss and Deficit

For the six months ended December 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004

EXPENSES
Amortization	$ 764	$ 1,015	$ 1,527	$ 1,931
Audit and accounting	6,175	2,240	6,175	2,240
Consulting fees	-	-	-	5,000
Filing fees	6,536	13,418	6,536	13,584
Interest expense and loan bonus	226	-	226	-
Legal fees	14,893	20,053	22,437	22,994
Office and general	4,757	8,290	12,119	16,211
Rent	9,489	7,821	18,979	15,646
Shareholders’ information	(413)	3,242	1,687	3,242
Stock-based compensation (Note )	75,348	-	75,348	10,165
Transfer agent’s fees	3,318	4,652	5,580	6,563
Travel and public relations	4,350	12,140	8,760	31,677
Wages	34,363	37,881	69,083	63,762
	(159,806)	(110,752)	(228,457)	(193,015)

OTHER INCOME (EXPENSE)

Interest income	358	1,890	803	2,884
Foreign exchange gain (loss)	106	112	(1,236)	122
Write-off of resource property	(1,803,338)	-	(1,803,338)	-
	(1,802,874)	2,002	(1,803,771)	3,006

Loss for the period	(1,962,680)	(108,750)	(2,032,228)	(190,009)

Deficit – Beginning of period	(8,842,627)	(8,531,981)	(8,773,079)	(8,450,722)

Deficit – End of period	$ (10,805,307)	$ (8,640,731)	$ (10,805,307)	$ (8,640,731)

Basic and diluted loss per Share	$ (0.11)	$ (0.01)	$ (0.12)	$ (0.01)
Weighted average number of shares outstanding	17,214,868	13,945,647	17,176,743	12,761,488

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the six months ended December 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,962,680)	$ (108,750)	$ (2,032,228)	$ (190,009)
Items not affecting cash
Amortization	764	1,015	1,527	1,931
Stock-based compensation	75,348	-	75,348	10,165
Write-off of resource property	1,803,338	-	1,803,338	-
Change in non-cash working capital items
Prepaid expenses and deposits	-	-	4,124	-
Receivables	(1,132)	(12,814)	(888)	(24,271)
Accounts payable and accrued liabilities	10,750	(21,403)	29,717	(37,354)
	(73,612)	(141,952)	(119,062)	(239,538)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash		1,208,734		1,215,484

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	-	(3,002)
Expenditure on resource properties	(9,989)	(287,674)	(59,268)	(543,870)
	(9,989)	(287,674)	(59,268)	(546,872)

Change in cash and cash equivalents	(83,601)	779,108	(178,330)	429,074

Cash and cash equivalents – Beginning of Period	150,780	271,560	245,509	621,594

Cash and cash equivalents – End of Period	$ 67,179	$ 1,050,668	$ 67,179	$ 1,050,668

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2005

1.           NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at December 31, 2005, the Company has working capital of $40,279 (June 30, 2005 - $224,866).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.           INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2004.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2005

3.           SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.           RESOURCE PROPERTIES

	Aldebarán Property, Brazil	Carneirinho Property, Brazil	Total

Balance, June 30, 2005	$ 1,758,458	$ 55,191	$ 1,813,649

Acquisition	4,776	-	4,776
Camp	5,033	-	5,033
Geology	31,516	-	31,516
Land and Legal	294	2,942	3,236
Travel	3,261	-	3,261
Write off of Resource Property	(1,803,338)	-	(1,803,338)
	(1,758,458)	2,942	$ (1,755,516)

Balance, December 31, 2005	$ -	$ 58,133	$ 58,133

During the six months ended December 31, 2005, the Company elected to terminate its option to acquire an interest in the Aldebaran Property and accordingly, wrote off all costs associated with the property.

5.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2005	17,138,618	$ 10,289,325	$ 551,139
Compensation shares	152,500	15,250	-
Stock-based compensation (Note 6)	-	-	75,348

Balance as at December 31, 2005	17,291,118	$ 10,304,575	$ 626,487

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2005

5.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During November 2005, the Company issued 87,500 common shares valued at $8,750 to the president of the Company as compensation for accrued wage expense.

During November 2005, the Company issued 65,000 common shares valued at $6,500 to a company controlled by a director as compensation for a reduction in remuneration for professional fees.

6.           STOCK OPTIONS

The total fair value of stock options granted during the current period was $75,348 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate	3.93%
Expected life	5 years
Annualized volatility	121%
Dividend rate	0%

As at December 31, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009
0.10	896,500	November 9, 2010

	1,451,000

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

7.           WARRANTS

As at December 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,499,999	$ 0.60	February 26, 2006
600,000	0.60	February 26, 2006
47,856	0.60	February 26, 2006
5,100,550	0.35	November 22, 2006
744,150	0.35	November 22, 2006

7,992,555

8.           RELATED PARTY TRANSACTIONS

a)          The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2005	2004

Consulting fees	$ -	$ 5,000
Legal fees	19,800	47,615
Rent	18,979	15,646
Wages and benefits	37,500	37,500

	$ 76,279	$ 105,761

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

b)    Included in accounts payable at December 31, 2005 is $7,211 (June 30, 2005 -  $3,750) due to a director of the company, a law firm controlled by a director and companies related by way of common directors.

c)   Additional related party transactions are disclosed in Note 5.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

9.           SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	December 31, 2005	June 30, 2005

Brazil	$ 58,133	$ 1,813,649
Canada	11,005	12,532

	$ 69,138	$ 1,826,181

10.         SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended December 31, 2005, the Company conducted non-cash transactions as follows:

a)          The Company issued 152,500 common shares at a value of $15,250 as compensation for a reduction in remuneration.

During the six months ended December 31, 2004, the Company conducted non-cash transactions as follows:

a)          The Company issued 744,150 broker warrants with a value of $110,384 relating to a private placement.  These were recorded as share issue costs.

9.           CONTINGENCY

As at December 31, 2005, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

FORM 51-102F1

MANAGEMENT DISSCUSION AND ANALYSIS

FOR THE SIX MONTH PERIOD

ENDED DECEMBER 31, 2005

LUND GOLD LTD.

(the “Company”)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED DECEMBER 31, 2005

The following discussion and analysis, prepared as of February 20, 2006, should be read together with the interim unaudited consolidated financial statements for the six month period ended December 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2005 and June 30, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property and the Carneirinho Property are an exploratory search for minerals.  During the six month period ended December 31, 2005, the Company was primarily engaged in the exploration of its Aldebarán and Carneirinho Properties in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil.  During the fiscal year ended June 30, 2005, the interest of Goldmarca Limited was converted to a 5% net profits interest as a result of dilution for failing to contribute to exploration expenditures, thereby allowing the Company to acquire the 100% interest in the Aldebarán Property.  In December 2005, the Company elected not to proceed with the acquisition of the Aldebarán Property.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the six month period ended December 31, 2005:

1.           The Company reviewed the Aldebarán and Carneirinho exploration data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán and Carneirinho.

2.           In December 2005, the Company elected not to proceed with the acquisition of the Aldebarán Property as management felt that the exploration results obtained to date did not justify making the sizeable property payments due by December 31, 2005 in order to keep the option to acquire the Aldebarán Property in good standing.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003

Total revenues	nil	nil	nil
Net loss	$322,357	$816,776	$184,661
Basic and diluted loss per share	(0.02)	(0.09)	(0.07)
Total assets	2,099,788	1,211,860	225,826
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2005, the total assets of the Company increased to $2,099,788 from $1,211,860 as at June 30, 2004, primarily due to increased resource property expenditures financed by the sale of share capital.  The decrease in loss during the year ended June 30, 2005 compared to the loss for the year ended June 30, 2004 is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At December 31, 2005, the Company’s current assets totalled $75,703 compared to $1,088,096 at December 31, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities also increased to $35,424 from $22,084 due to a shortage of cash pending financing.  Included in the Company’s current liabilities was payables or accrued liabilities of $7,211 due to related parties as a result of wages or professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $40,279 at December 31, 2005 as compared with working capital of $1,066,012 at December 31, 2004.  As at both December 31, 2005 and December 31, 2004, the Company had no long-term debt.

At December 31, 2005, the Company had total assets of $161,179 as compared with $2,207,867 at December 31, 2004.  The decrease is due to a write off of resource property of $1,803,338 due to the decision not to proceed with the acquisition of the Aldebarán Property.

Share capital as at December 31, 2005 was $10,304,575, up from $10,275,375 as at December 31, 2004 due to the sale of share capital.  During the six months ended December 31, 2005, the Company issued 152,500 shares recorded at a value of  $15,250 to pay accrued wages and accrued professional fees.

The Company's largest cash outflows in the six months ended December 31, 2005 resulted from general and administrative expenses of $228,457.  The most significant contribution to working capital in the six months ended December 31, 2005 was provided by interest income of $803. The most significant contribution to working capital in the six months ended December 31, 2004 was provided by the sale of share capital that generated net proceeds of $1,215,484.

During the six months ended December 31, 2005 the Company recorded interest income of $803 and a foreign exchange loss of $1,236.  During the six months ended December 31, 2004 the Company recorded interest income of $2,884 and a foreign exchange gain of $122.

Expenses for six months ended December 31, 2005 were $228,457, up from $193,015 for the six months ended December 31, 2004 due primarily to increased stock-based compensation costs which rose to $75,348 from $10,165 as a result of incentive stock options granted in the period.

Net loss for the six months ended December 31, 2005 was $2,032,228 or $0.12 per share as compared with a net loss for the six months ended December 31, 2004 of $190,009 or $0.01 per share.

Summary of Quarterly Results

	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004
Total assets	$161,179	$2,039,200	2,099,788	2,176,010	2,207,867	1,144,452	1,211,860	1,338,071
Resource properties and deferred costs	58,133	1,852,921	1,813,649	1,684,180	1,105,243	832,735	563,652	464,026
Working capital (deficiency)	40,279	116,809	241,204	441,775	1,066,012	237,521	573,034	790,763
Shareholders’ equity	125,755	1,997,837	2,067,385	2,139,491	2,185,783	1,085,799	1,150,143	1,271,998
Revenues	nil	nil	Nil	nil	nil	nil	nil	nil
Net loss	(1,962,680)	(69,548)	(72,106)	(60,242)	(108,750)	(81,259)	(307,853)	(114,560)
Earnings (loss) per share	(0.11)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)

Significant changes in key financial data from 2003 to 2005 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of its former Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, subject to financing, the Company plans to begin field exploration at its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	September 30, 2005	December 31, 2004

Working capital	$40,279	$1,066,012
Deficit	(10,805,307)	(8,640,731)

Capital Resources

During the six months ended December 31, 2005, the Company issued 152,500 shares recorded at a value of  $15,250 to pay accrued wages and accrued professional fees.

During the six months ended December 31, 2004, the Company issued 5,100,550 shares pursuant to a brokered private placement to generate net cash proceeds of $1,170,709, 298,500 shares pursuant to the exercise of warrants to generate net proceeds of $44,775 and 80,000 shares valued at $20,000 as a corporate finance fee.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the six months ended December 31, 2005, the Company incurred professional fees of $19,800 accrued to a company controlled by a director and officer of the Company for legal services.  The Company also paid or accrued wages and benefits of $37,500 to its Chief Executive Officer and incurred office and rent costs of $18,979 with companies related by way of common directors.

As at December 31, 2005, accounts payable includes $7,211 due to related parties as a result of legal fees incurred with a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Asset Retirement Obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at December 31, 2005 approximately 36% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $1,758,458 with respect to its Aldebarán Property and during the six months ended September 30, 2005, the Company incurred a further $44,880 in acquisition and exploration costs.  The major components of cumulative expenditures are as follows: acquisition costs of $465,903 or 25.8% of the total, assay costs of $41,084 or 2.3% of the total, camp and administration costs of $269,355 or 14.9% of the total, drilling costs of $317,419 or 17.6% of the total, geological contractor and staff costs of $409,685 or 22.7% of the total, geophysical contractor costs of $100,447 or 5.6% of the total, land and legal costs of $95,223 or 5.3% of the total, report and mapping costs of $18,801 or 1.0% of the total and transportation costs of $85,421 or 4.7% of the total.  However, all of the company’s deferred acquisition and exploration costs associated with the Aldebarán Property of $1,803,338 were written off as at December 31, 2005 due to the decision not to proceed with the acquisition of the Aldebarán Property.

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $55,191 with respect to its Carneirinho Property and during the six months ended December 31, 2005, the Company incurred a further $2,942 in exploration costs.  The major components of this amount are as follows: acquisition costs of $38,337 or 65.9% of the total, geological contractor and staff costs of $4,253 or 7.3% of the total, land and legal costs of $8,637 or 14.8% of the total and transportation costs of $6,856 or 11.8% of the total.

Expenses for the six months ended December 31, 2005 were $228,457, up from $193,015 for the six months ended December 31, 2004 due primarily to increased stock-based compensation costs which rose to $75,348 from $10,165 as a result of incentive stock options granted in the period.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 17,138,618 were outstanding at the end of the fiscal year ended June 30, 2005 and as of the date hereof there were 17,291,118 shares issued and outstanding.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 2,147,855 shares of the Company at a price of $0.60 per share until February 26, 2006 and warrants entitling the purchase of 5,844,700 shares of the Company at a price of $0.35 per share until November 22, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,451,000

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.           I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending December 31, 2005;

2.           Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.           Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.           The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)          designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)          designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.           I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  February 23, 2006

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.           I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended December 31, 2005;

2.           Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.           Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.           The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)         designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)         designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.           I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  February 23, 2006

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer